Exhibit 99.108

APHRIA SIGNS AGREEMENT WITH AGLC TO SUPPLY ADULT-USE
CANNABIS TO ALBERTA

The Company’s portfolio of adult-use brands will be available for sale in licensed retailers across the province

Leamington, Ontario — July 5 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has signed a Supply Agreement (the “Agreement”) with the Alberta Gaming, Liquor & Cannabis Commission (“AGLC”) to provide a portfolio of high-quality cannabis and cannabis-derivative products for sale in Alberta’s adult-use market.

“We are thrilled to be working with such a strong partner that is equally committed to promoting responsible cannabis use,” said Jakob Ripshtein, Chief Commercial Officer at Aphria. “This important agreement enables Aphria’s adult-use brands to have a strong presence in Alberta’s dynamic retail landscape. Through our partnership with the AGLC, we look forward to providing access to our thoughtfully crafted portfolio of brands that were designed to meet the diverse needs of Alberta consumers.”

Under the terms of the Agreement, the AGLC has placed an opening order of 870 kg to be supplied from across the full portfolio of Aphria’s adult-use brands and products, including dried flower, pre-rolls and cannabis oils. Once additional product categories, such as vapes and edibles, are authorized under the Cannabis Act, it is anticipated that they will also be made for sale throughout the province, further enhancing the Company’s assortment of offerings in this market.

“As we prepare for legal sales in October, this agreement represents yet another key milestone in our progress as we make Canadian history,” said Vic Neufeld, Chief Executive Officer at Aphria. “We are ready to meet the needs of Albertans as well as those across Canada with our annual production capacity that will reach 255,000 kg in early 2019. Additionally, we are prepared to service 100% of Alberta’s retailers from Day 1 through our recently announced partnership with Great North Distributors, in addition to supplying Alberta’s only legal online store for adult-use cannabis at www.albertacannabis.org.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations of shipments to Provincial Liquor Control Boards expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.